UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

VERSAR, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
925297103
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X| Rule 13d-1(b)
|_|	Rule 13d-1(c)
|_|	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925297103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Versar, Inc. 401(k) Plan Federal ID #54-1367522
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Bene-ficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 591,488
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 591,488
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 591,488
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|
11.	Percent of Class Represented by Amount in Row (9) 7.1%
12.	Type of Reporting Person (See Instructions) EP

Item 1.

(a)	The Issuer is Versar, Inc.
(b)	Issuer's principal executive offices are located at 6850 Versar Center, Springfield, Virginia 22151.

Item 2.

(a)	Versar, Inc. 401(k) Plan
(b)	Principal business address is : 6850 Versar Center, Springfield, Virginia 22151
(c)	Citizenship: United States
(d)	Common Shares
(e)	CUSIP Number: 925297103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	|_|	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	|_|	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	|_|	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	|_|	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	|_|	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	|X|	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	|_|	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	|_|	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	The aggregate number of shares beneficially owned by the 401(k) Plan is 591,488 shares.
(b)	This represents 7.1 percent of the Issuer’s outstanding common stock.
(c)	The 401(k) Plan has the shared power to vote and to direct disposition of all such shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable
Item 6.	Ownership of more that five percent on behalf of another person.

Not applicable

Item 7.	Identification and classification of the Subsidiary

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2007

/s/ Larry Sinnott

Name:  Larry Sinnott

Title:  Trustee